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                              Filed by: Fulton Financial Corporation
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed
                                        filed pursuant to Rule 14a-12 under the
                                        Securities Exchange Act of 1934
                                        Subject Company: Premier Bancorp, Inc.
                                        (Commission File No. 1-15513)


                                Fulton Financial
                                ----------------
                                  CORPORATION

FOR IMMEDIATE RELEASE                                Contact: Laura J. Wakeley
Full text available on PR NEWSWIRE                   Office:  (717) 291-2739


                     Fulton Financial Corporation to Acquire

                              Premier Bancorp, Inc.

     (January 16) -- Lancaster, Pa. - Fulton Financial Corporation (NASDAQ:
FULT), based in Lancaster, Pennsylvania with assets of $8.1 billion, has signed a definitive agreement to acquire Premier Bancorp, Inc. (AMEX: PPA), based in Doylestown, Pennsylvania. Premier Bancorp, Inc.'s banking subsidiary is Premier Bank, also based in Doylestown. Fulton Financial Corporation is the third largest bank holding company based in Pennsylvania,

     Rufus A. Fulton, Jr., chairman and chief executive officer of Fulton Financial Corporation, and John C. Soffronoff, president and CEO of Premier Bancorp, made the merger announcement jointly today.

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     "Premier Bancorp is a logical enhancement for our franchise," said Fulton.
"It is a great bank, and is located in a very attractive market. The bank's employees have done an impressive job in making Premier a high performer, particularly in terms of asset quality and earnings growth. Premier's employees will find our corporate culture very similar to their own, and we look forward to welcoming them to the Fulton family."

     "We are pleased and excited to merge with Fulton Financial Corporation," stated Soffronoff. "We feel this decision to join with Fulton is the right thing to do for our shareholders, our customers, our employees and the communities we serve, and we look forward to being a part of the Fulton team."

     Fulton Financial will acquire all issued and outstanding shares of common stock of Premier Bancorp, Inc. It is anticipated that all outstanding shares of Premier preferred stock shall be redeemed as of or before the closing date of the transaction. According to the merger agreement, each share of Premier common stock outstanding at the time of the merger will be exchanged for 1.34 shares of Fulton Financial common stock, subject to adjustment. Based on the $18.64 per share closing price of Fulton Financial stock on January 15, the transaction is valued at approximately $89.3 million. As of December 31, 2002, Premier Bancorp had approximately 3.3 million shares of common stock outstanding.

     The price represents a multiple of 3.76 times Premier Bancorp's common shareholder equity as of September 30, 2002. The price equates to 23.13 times trailing 12-month earnings as of September 30, 2002. The acquisition is subject to approval by bank regulatory authorities and Premier Bancorp, Inc. shareholders. It is expected to close during the third quarter of 2003.

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     As part of the agreement, Premier Bancorp granted Fulton Financial
Corporation an option to purchase 19.9% of its common stock shares under certain conditions.

     Upon completion of its acquisition of Premier Bancorp, Inc., Fulton Financial Corporation intends to retain Premier Bank as a separate subsidiary. Clark S. Frame will remain as chairman of Premier Bank; Mr. Soffronoff will remain as president and CEO. Additionally, one member of the Premier Bancorp board of directors will become a member of the Fulton Financial Corporation board.

     Premier Bancorp, with approximately $600 million in assets, operates seven community banking offices in Bucks, Northampton and Montgomery Counties.

     Fulton Financial Corporation operates 188 offices in Pennsylvania, Maryland, Delaware and New Jersey through the following banking affiliates:
Fulton Bank, Lancaster, PA; Lebanon Valley Farmers Bank, Lebanon, PA; Swineford National Bank, Middleburg, PA; Lafayette Ambassador Bank, Easton, PA; FNB Bank, N.A., Danville, PA; Hagerstown Trust, Hagerstown, MD; Delaware National Bank, Georgetown, DE; The Bank, Woodbury, NJ; The Woodstown National Bank, Woodstown, NJ; The Peoples Bank of Elkton, Elkton, MD, and Skylands Community Bank, Hackettstown, NJ. The Corporation's financial services affiliates include Fulton Financial Advisors, N.A., Lancaster, PA; Dearden, Maguire, Weaver and Barrett, LLC, West Conshohocken, PA, and Fulton Insurance Services Group Inc., Lancaster, PA. Residential mortgage lending is offered through Fulton Mortgage Company.

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     Additional information on Fulton Financial Corporation is available on the
Internet at www.fult.com. Additional information on Premier Bancorp, Inc. can be found at www.premierbankonline.com.

Premier Bancorp and its officers and directors may be deemed to be participants in the solicitation of proxies from Premier Bancorp shareholders with respect to the transactions contemplated by the merger agreement. Information regarding Premier's officers and directors is included in Premier's Proxy Statement for its 2002 Annual Meeting, filed with the SEC on March 29, 2002. Premier's 2002 Proxy Statement also discloses the interests of such officers and directors in the event of an acquisition of Premier (including, among other things, the acceleration of certain benefits or rights upon a "change-in-control"). Premier's Quarterly Reports on Form 10-Q, filed with the SEC on May 6, 2002, August 14, 2002 and November 13, 2002, contain additional disclosures concerning agreements with Premier's officers. Premier's 2002 Proxy Statement and Quarterly Reports on Form 10-Q are each available free of charge at the SEC's web site at www.sec.gov and from Premier upon request.

In addition to the interests disclosed in Premier's 2002 Proxy Statement and Quarterly Reports on Form 10-Q, upon completion of the merger, John C. Soffronoff, president and chief executive officer of Premier, will enter into a three year employment agreement, pursuant to which he will serve as president and chief executive officer of Premier Bank. Clark S. Frame, chairman of Premier, and John J. Ginley, senior vice president of Premier, will also enter into three-year employment agreements with Premier. In addition, pursuant to the merger agreement, one Premier director will become a director of Fulton. As of the date of this news release, Premier is not aware of any director or officer who beneficially owns in excess of 5% of Premier's common stock, except as disclosed in its 2002 Proxy Statement.

Safe Harbor Statement: Except for historical information contained herein, the matters discussed in this release are forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability to achieve anticipated merger related operational efficiencies, the ability to enhance revenues through increased market penetration, expanded lending capacity and product offerings and other risks detailed from time to time in Fulton's and Premier's SEC filings, including forms 10-Q and 10-K (copies of which are available from Fulton without charge in hard copy or online at www.sec.gov). Fulton and Premier disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It: It is expected that Fulton will file a Registration Statement on SEC Form S-4, that Fulton and Premier will file a Proxy Statement/Prospectus with the SEC in connection with the transaction discussed herein, and that Premier will mail a Proxy Statement/Prospectus to shareholders of Premier containing information about the Acquisition. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Fulton, Premier, the acquisition of Premier by Fulton, the persons soliciting proxies relating to the acquisition, their interests in the acquisition and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Fulton by directing a request to George R. Barr, secretary, at (717) 291-2411 or from Premier by directing a request to John J. Ginley, secretary, at (215) 345-5100.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Fulton and Premier file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for future information on the public reference rooms. Fulton's and Premier's

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filings with the SEC are also available to the public from commercial document-
retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

2003                                 # # #